United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Target Corp.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 1268, Northampton, Massachusetts 01061

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Balancing Employee Financial Security and Company Financial Returns: A Rebuttal to the Target Board

At Target, the average hourly wage is not enough to sustain a single adult with no children, even in low-cost areas of the United States. This failure to provide a living wage to people who work for a living threatens the entire economy, and thus the investment portfolios of the average diversified investor.

The Shareholder Commons urges (“TSC”) you to vote “FOR” Item 6 on the proxy (the “Proposal”), a shareholder proposal requesting that Target Corp. (“Target” or the “Company”) establish wage policies designed to provide workers with the minimum earnings necessary to meet a family’s basic needs.

TSC is a non-profit organization that addresses social and environmental issues from the perspective of shareholders who diversify their investments to optimize risk and return. More specifically, TSC addresses the conflict that often emerges between a company’s interest in maximizing its cash flows and its shareholders’ interests in optimizing overall market returns.

We support Item 6 because Company compensation practices that fail to provide a living wage are harmful to the economy and therefore to the returns of Target diversified shareholders.

A.	The Proposal

Target is the 6th largest private U.S. employer1 with more than 420,000 employees in the United States;2 its policies thus have tremendous influence on the market as a whole. The Proposal requests that the Company pay a living wage, with the aim of protecting diversified portfolios from negative effects on the economy caused by inadequate wages and expanding income inequality:

BE IT RESOLVED, shareholders ask that the board and management exercise their discretion to establish Company wage policies that are consistent with fiduciary duties and reasonably designed to provide workers with the minimum earnings necessary to meet a family’s basic needs, because Company compensation practices that fail to provide a living wage are harmful to the economy and therefore to the returns of diversified shareholders.3

Target’s opposition to the proposal relies on irrelevant arguments that do not address the magnitude of the threat posed by poverty wages and expanding income inequality:

1.	Target says it pays competitive wages. But such a statement relies on an irrelevant reference point: while its pay and benefits may allow Target to optimize recruiting and retention to meet its internal financial goals, it makes no acknowledgement of the fact that this Proposal addresses the portfolio costs its shareholders absorb from Company wages that fall short of a living wage.

2.	Target says it provides a “comprehensive benefits package.” Benefits are clearly important, but they are an entirely distinct matter: one cannot pay rent or the electric bill out of health insurance or tuition assistance.

3.	Target says compliance with the Proposal would put it at a competitive disadvantage. But the failure of other companies to pay their workers adequately is no reason for Target to follow suit—the practice still threatens the portfolios of its diversified shareholders. Moreover, Target’s adoption of a living wage is only one necessary element in protecting economic health and, by extension, diversified portfolios.

4.	Target says the Proposal is not in the best interests of shareholders. But Target’s argument does not account for the impact of its poverty wages on the diversified portfolios of most investors such as Texas teachers, Detroit fire fighters, and other working people who count on their savings and pensions for a dignified retirement. For them, the single greatest determinant of portfolio value is broad economic health, and the living wage gap may be costing the economy $4.56 trillion every year.

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1 Alexander E. M. Hess, “The 10 Largest Employers in America,” USA TODAY, August 22, 2013, https://www.usatoday.com/story/money/business/2013/08/22/ten-largest-employers/2680249/.

2 https://corporate.target.com/sustainability-governance/our-team/diversity-equity-inclusion/eeo-1-report

3 The Shareholder Commons, “Living Wage & the Engagement Gap: Using a Systems Lens to Build Portfolio Value through Improved Wages,” November 2023, https://theshareholdercommons.com/case-studies/labor-and-inequality-case-study/.

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B.	Underpaying Workers Threatens Economic Prosperity and Diversified Portfolios

Current levels of poverty wages and income inequality threaten the global economy with losses that will burden investment portfolios over the next 30 years and beyond, as we explain further in Section C. Conversely, higher wages lead to increased productivity and consumption in a virtuous macroeconomic cycle that benefits investment portfolios.

Diversified investors—including pension funds, foundations, and endowments—and other institutions working on behalf of these investors and other beneficiaries with diversified portfolios must work to bring an end to employment practices at Target that threaten the economy upon which their portfolios depend.

In the following sections, we describe the research establishing the relationship between poverty wages and income inequality on the one hand and long-term returns of diversified portfolios on the other, and show why shareholders can and must steward Target away from pay practices that threaten the economy. This system-wide perspective is necessary to protect shareholders, whose diversified portfolios are threatened by company decisions that do not account for systemic effects.

Addressing these systemic concerns means moving beyond the measurement of investment success solely at the company level, and recognizing that portfolio returns are based not only on the profits that companies deliver, but also on the economic impact they create.

C.	Target’s wages are insufficient to mitigate economic damage and do not account for portfolio impact

Target’s wage policies are not sufficient to mitigate the risk its diversified shareholders face to their portfolios from the economic damage that arises from an impoverished workforce and expanding income inequality.

1.	Target says it “has played a leadership role in advancing wages,” without acknowledging the insufficiency of its wage structure to protect its shareholders

Living wage

The living wage model reflects “the minimum employment earnings necessary to meet a family’s basic needs while also maintaining self-sufficiency.”4 The living wage is abstemious, making no allowances for savings, consumption of even modest prepared foods, or home purchases, among other things. As the MIT Living Wage Calculator explains: “The living wage is the minimum income standard that, if met, draws a very fine line between the financial independence of the working poor and the need to seek out public assistance or suffer consistent and severe housing and food insecurity. In light of this fact, the living wage is perhaps better defined as a minimum subsistence wage.”5

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4 “Living Wage Calculator,” accessed August 4, 2023, https://livingwage.mit.edu/pages/about. (Living wage is a “market-based approach that draws upon geographically specific expenditure data related to a family’s likely minimum food, childcare, health insurance, housing, transportation, and other basic necessities (e.g. clothing, personal care items, etc.) costs. The living wage draws on these cost elements and the rough effects of income and payroll taxes to determine the minimum employment earnings necessary to meet a family’s basic needs while also maintaining self-sufficiency.”)

5 Id. (Emphasis added)

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Many people believe a living wage is the same as the minimum wage, but that is not the case. Indeed, in some regions, the chasm between the two is substantial. For instance, the U.S. federal minimum wage stood at $7.25 per hour in 2023, whereas the U.S. average living wage in 2022—the most recent year for which data are available—was $25.02 per hour for a family of four (two working adults, two children).6 That figure is likely to have increased in the current inflationary environment.

Target’s cost externalization resulting from its failure to pay a living wage

In 2020, Target increased its minimum wage to $15 an hour. In 2022, the Company announced a new “starting wage range” of $15 to $24 per hour.7 This increase, while laudable, remains inadequate. The highest wages in Target’s starting range are reportedly reserved for high-cost markets such as New York City,8 but the living wage there is far higher, as the table below shows.

Target’s stores are located in areas with highly variable cost of living. Noting that, we provide in the following table the current living wage for selected Target store locations with a wide range of living costs:9

Store Location	Living wage: 1 adult, 0 children	Living wage: 2 working adults, 2 children
Lawton, OK	$18.58/hour	$22.72/hour
Albuquerque, NM	$19.70/hour	$24.49/hour
Boise, ID	$22.25/hour	$26.68/hour
New York, NY	$28.04/hour	$34.26/hour
San Francisco, CA	$29.87/hour	$39.62/hour

In other words, Target’s starting pay is deeply inadequate no matter the employee’s location or family situation. The lowest paid Target employees make far less than necessary to sustain a family of four with both adults working full time, including in locations with the lowest cost of living. Its starting wage isn’t even enough to sustain a single adult with no children.

Corresponding to Target’s current failure to pay many of its employees a living wage, there is also significant wage inequality within the Company. According to the Company’s 2024 Proxy Statement, Target’s CEO made 719 times more than the Company’s median employee in the previous fiscal year (up from a CEO pay ratio of 680 the previous year10).

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6 Amy Glasmeier, “NEW DATA POSTED: 2023 Living Wage Calculator,” Living Wage Calculator, February 1, 2023, https://livingwage.mit.edu/articles/103-new-data-posted-2023-living-wage-calculator.

7 https://corporate.target.com/press/release/2022/02/target-to-set-new-starting-wage-range-and-expanda#:~:text=The%20company%20is%20now%20taking,every%20market%20where%20it%20operates.

8 Sofia Pitt, “Target Minimum Wage Increase,” Acorns, August 25, 2022, https://www.acorns.com/learn/earning/target-minimum-wage-increase/.

9 See MIT’s Living Wage Calculator at https://livingwage.mit.edu/

10 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000027419/000130817923000828/ltgt2023_def14a.htm

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In its Opposition Statement, Target asserts that its employees are “being paid the same for doing similar work” across gender, racial, and ethnic lines. We do not dispute that assertion, but it is not responsive to Target’s contribution to expanding, economy-wide racial disparity in income: Target’s employees of color make up a disproportionate number of employees not earning a living wage because people of color compose 54 percent of the Company’s U.S. workforce, yet account for only 29 percent of leadership team roles.11

It appears Target’s decision not to pay a living wage is attributable to a Company approach to compensation that does not account for economy- or portfolio-wide risk mitigation, and instead focuses on risks to its own business.

2.	The broad economic cost associated with poverty wages and income inequality surpasses any risk the issue poses to Target itself

Closing the living wage gap worldwide could generate as much as an additional $4.56 trillion every year through increased productivity and spending,12 which equates to a more than 4 percent increase in annual GDP. Inadequate pay thus materially reduces the intrinsic value of the global economy, which in turn affects investment portfolios.

It has been estimated that a one percent increase in inequality leads to a decrease in GDP of 0.6-1.0 percent.13 A one percent difference in inequality could thus lead to 17-26 percent lower GDP over 30 years and correspondingly lower returns for a diversified portfolio. This means that a 32-year-old worker saving for retirement today through a defined contribution plan could expect to have a nest egg 17-26 percent smaller at age 62. A defined benefit plan facing the same deficit could be forced to lower its benefits significantly, increase employer or employee contributions, or—in the case of a public pension fund—increased tax burdens.

For a more comprehensive review of the evidence of economic damage arising from poverty wages and income inequality, please see our recently published report, “Living Wage & the Engagement Gap: Using a Systems Lens to Build Portfolio Value through Improved Wages,” available on our website at https://theshareholdercommons.com/case-studies/labor-and-inequality-case-study/.

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11 https://corporate.target.com/sustainability-governance/our-team/diversity-equity-inclusion/workforce-diversity

12 The Business Commission to Tackle Inequality, “Tackling Inequality: The Need and Opportunity for Business Action,” June 2022, https://tacklinginequality.org/files/introduction.pdf.

13 Orsetta Causa, Alain de Serres, and Nicolas Ruiz, “Growth and Inequality: A Close Relationship?,” OECD, 2014, https://www.oecd.org/economy/growth-and-inequality-close-relationship.htm.

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D.	Poverty wages and income inequality threaten the returns of Target’s diversified investors

1.	Investors must diversify to optimize their portfolios

It is commonly understood that investors are best served by diversifying their portfolios.14 Diversification allows investors to reap the increased returns available from risky securities while greatly reducing that risk.15 This core principle is reflected in federal law, which requires fiduciaries of federally regulated retirement plans to “diversify[] the investments of the plan.”16 Similar principles govern other investment fiduciaries.17

2.	The performance of a diversified portfolio largely depends on overall market return

Diversification is thus required by accepted investment theory and imposed by law on investment fiduciaries. Once a portfolio is diversified, the most important factor determining return will not be how the companies in that portfolio perform relative to other companies (“alpha”), but rather how the market performs as a whole (“beta”). In other words, the financial return to such diversified investors chiefly depends on the performance of the market, not the performance of individual companies. As one work describes this, “[a]ccording to widely accepted research, alpha is about one-tenth as important as beta [and] drives some 91 percent of the average portfolio’s return.”18 As shown in the next section, the social and environmental impacts of individual companies such as Target can significantly affect beta.

3.	Costs companies impose on social and environmental systems heavily influence beta

Over long time periods, beta is influenced chiefly by the performance of the economy itself, because the value of the investable universe is equal to the portion of the productive economy that the companies in the market represent.19 Over the long run, diversified portfolios rise and fall with GDP or other indicators of the intrinsic value of the economy. As the legendary investor Warren Buffet puts it, GDP is the “best single measure” for broad market valuations.20

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14 See generally, Burton G. Malkiel, A Random Walk Down Wall Street, W. W. Norton & Company (2016).

15 Ibid.

16 29 USC Section 404(a)(1)(C).

17 See Uniform Prudent Investor Act, § 3 (“[a] trustee shall diversify the investments of the trust unless the trustee reasonably determines that, because of special circumstances, the purposes of the trust are better served without diversifying.”)

18 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money, Yale University Press (2016).

19 Principles for Responsible Investment & UNEP Finance Initiative, “Universal Ownership: Why Environmental Externalities Matter to Institutional Investors,” Appendix IV, available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

20 Warren Buffett and Carol Loomis, “Warren Buffett on the Stock Market,” Fortune Magazine (December 10, 2001), available at https://archive.fortune.com/magazines/fortune/fortune_archive/2001/12/10/314691/index.htm.

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But the social and environmental costs created by companies pursuing profits can burden the economy. As laid out in section B above, the economic cost estimates associated with poverty wages and income inequality are staggering. This drag on GDP directly reduces the return on a diversified portfolio over the long term.21

The acts of individual companies affect whether the economy will bear these costs: if they increase their own bottom line by underpaying workers, the profits earned for and capital returned to their shareholders may be inconsequential in comparison to the added costs the economy bears.

Figure 1 below illustrates how the chain of value destruction runs from Target’s poverty wages to its diversified shareholders’ financial returns, even if those decisions might benefit Target financially.

Figure 1

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21 See supra n.19.

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Target’s disclosures demonstrate that its compensation strategy simply fails to address the economic costs of poverty wages and income inequality. Instead, it appears the Company’s operational focus means that Target’s decision to deprive its workers of a living does not account for the broader impact of that decision on the economy and Target’s diversified shareholders.

This failure must be addressed, because a healthy economy is a far greater value driver of their portfolio value than is the enterprise value of any one company within those portfolios: systematic factors explain 75-94 percent of average portfolio return.22

E.	Why you should vote “FOR” the Proposal

Voting “FOR” the Proposal will signal to Target that shareholders want the Company not to put the economy (and thus their diversified portfolios) at risk in order to improve Target’s financial performance.

Additionally:

•	Target underpays its workers, which creates an economy-wide risk that poses a threat to diversified shareholders.

•	Target’s disclosures show it is not taking the actions that are required of corporations seeking to end practices that externalize costs onto the broader economy and diversified shareholders.

•	Target’s decision-makers—who are heavily compensated in equity—do not share the same broad market risk as Target’s diversified shareholders.

F.	Conclusion

Please vote “FOR” Item 6.

By voting “FOR” Item 6, shareholders can urge Target to account directly for its poverty wages and the resulting costs to society, which in turn affect the economic health upon which diversified portfolios depend. Paying a living wage can aid the Board and management in authentically serving the needs of Target’s diversified shareholders and in preventing the dangerous implications—to diversified shareholders and others—of a narrow focus on internal financial return.

The Shareholder Commons urges you to vote “FOR” Item 6 on the proxy, the Shareholder Proposal requesting payment of a living wage at the Target Corp. Annual Meeting on June 5, 2024.

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22 Jon Lukomnik and James P. Hawley, Moving Beyond Modern Portfolio Theory: Investing that Matters (April 30, 2021) Routledge.

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For questions regarding the Target Corp. Proposal submitted by Legal and General Investment Management America, Inc., Zevin Asset Management, the Sisters of St. Francis of Dubuque, the School Sisters of Notre Dame, and the Sisters of the Presentation of the Blessed Virgin Mary, please contact Sara E. Murphy of The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY FILERS NOR BY THE SHAREHOLDER COMMONS.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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